Exhibit 99.1

IAMGOLD Provides Update on Drilling Results From the 2016 Exploration Program on the Saramacca Project, Suriname

TORONTO, Feb. 13, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today provided an update from its initial exploration program at the Saramacca project located 25 kilometres southwest of its Rosebel Gold Mine ("RGM'), in Suriname. The company is reporting final assay results from the 2016 drilling program comprising approximately 14,600 metres from 67 diamond drill holes and 4,500 metres from 37 reverse circulation ("RC") drill holes.

The assay results are provided in Table 1 and 2 below and include the following highlights:

(A drill hole plan map is attached to this news release.)

• SMDD16-002:	22.5 metres grading 2.79 g/t Au
13.5 metres grading 3.24 g/t Au
17.7 metres grading 2.51 g/t Au
18.0 metres grading 5.35 g/t Au

• SMDD16-012:	78.0 metres grading 3.98 g/t Au

• SMDD16-017:	24.0 metres grading 4.78 g/t Au
12.0 metres grading 2.75 g/t Au

• SMDD16-042:	55.5 metres grading 1.99 g/t Au
13.5 metres grading 2.80 g/t Au
46.5 metres grading 5.22 g/t Au

• SMDD16-053:	101.0 metres grading 4.31 g/t Au

"The potential of the Saramacca property and the neighbouring Sarafina property will leverage off of our existing infrastructure and represent an excellent brownfield opportunity with greenfield excitement," said Steve Letwin, President and Chief Executive Officer for IAMGOLD.   "I'm very proud of what the Rosebel team has done to reinvent their mine through cost reductions and performance improvements.   Their hard work has extended the mine life well beyond our previous expectations and has given them the time to acquire access to and explore the potential of properties such as Saramacca.  The encouraging results from the 2016 drill program at Saramacca indicate that this property has the potential to be transformative for the future of Rosebel and very beneficial to all our stakeholders, including our partner the Government of Suriname, just as we envisaged when we bought this property."

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated: "First I want to recognize the efforts of our exploration team to advance the Saramacca project so quickly since its acquisition.  The assay results from the 2016 drilling program are encouraging and appear to confirm the presence of significant mineralization. It is particularly pleasing to note the amount of mineralized intersections in 'soft' saprolite extending to depths of up to 100 metres. With continued success, we expect our 2017 infill drilling program to ultimately lead to the estimation of an initial resource for this project, which would mark a significant milestone for our exploration program at Rosebel."

2016 Exploration Program

The Saramacca project is strategically located approximately 25 kilometers southwest of the Rosebel Gold Mine milling facility. Mineralization is hosted in the Paramaka Formation within the lower part of the Marowijne Greenstone Belt, which is dominated by metamorphosed dacite, rhyolite, basalt and andesite lithologies in the project area.  These are traversed by the regional, northwest trending Saramacca shear zone, an important deformation zone for the localization of gold mineralization.

The 2016 drilling program was designed to duplicate a number of historic mineralized drilling intersections obtained by previous explorers as well as test the full strike and width of the interpreted mineralized footprint on a nominal 100 x 50 metre drill hole spacing.  Duplicate holes successfully confirmed previous exploration results.   As well, many holes intersected mineralization hosted in soft saprolite to depths from surface ranging between 50 to 100 metres.  The program has confirmed the presence of multiple mineralized structures within an approximately 2 kilometres long and 600 metres wide corridor. Mineralization remains open along strike and at depth.

Three mineralization types are recognized from the drilling to date: breccia hosted mineralization characterized by jigsaw, crackle and matrix supported breccias; shear hosted mineralization characterized by well-developed pyritic disseminations and stringers; and irregular pyrite-quartz-carbonate veins which locally carry high gold grades.

Next Steps

The 2017 exploration program has commenced, with 2 diamond drill rigs currently operating. A phase I drilling program comprised of approximately 15,000 metres of diamond drilling will focus on completing a 50 x 50 metre infill drilling pattern to further define and confirm continuity of the key mineralized structures.  Results will be incorporated into a deposit model to support an initial NI 43-101 compliant resource estimate expected for completion by the third quarter 2017.

In addition, geological mapping and geophysical surveys will commence along the Saramacca structural corridor to define further targets for drill testing.

About the Saramacca Project

The Saramacca property has been explored since the 1990's principally by Golden Star and later as a joint venture between Golden Star Resources Ltd. ("Golden Star") and Newmont Mining Corporation. Much of that work focused on the discovery and delineation of Anomaly M, which was the subject of successive auger and diamond drilling programs with over 50 diamond drill holes and over 200 auger holes completed in the anomaly area. Evaluation of this work suggests an exploration target potential of between 8 and 40 million tonnes grading between 1.0 and 1.8 g/t Au for potentially 0.5 to 1.4 million contained ounces of gold. The potential quantity and grade are conceptual in nature and insufficient exploration work has been completed to date to define a mineral resource. The property will require significant future exploration to advance to a resource stage and there can be no certainty that the exploration target will result in a mineral resource being defined.

On August 30, 2016, the Company signed a letter of intent with the Government of Suriname to acquire rights to the Saramacca property, with the intent of defining a National Instrument 43-101 compliant mineral resource within 24 months. The terms of the letter included an initial payment of $0.2 million, which enabled immediate access to the property for Rosebel's exploration team to conduct due diligence, as well as access to the data from previous exploration activity at the Saramacca property. On September 30, 2016, having been satisfied with the results of the due diligence, the Company ratified the letter of intent to acquire the Saramacca property and subsequently paid $10 million in cash and agreed to issue 3.125 million IAMGOLD common shares to the Government of Suriname in three approximately equal annual instalments on each successive anniversary of the date the right of exploration was transferred to Rosebel (December 14, 2016). In addition, the agreement provides for a potential upward adjustment to the purchase price based on the contained gold ounces identified by Rosebel in National Instrument 43-101 measured and indicated resource categories , within a certain Whittle shell over the first 24 months, to a maximum of $10 million.

The Saramacca project falls within the "UJV" area as defined in an Agreement with the Government of Suriname announced on April 15, 2013.  The Agreement establishes a joint venture growth vehicle under which Rosebel would hold a 70% participating interest and the Government will acquire a 30% participating interest on a fully-paid basis.

Qualified Persons and Technical Information

The drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

The "Qualified Person" responsible for the supervision of the preparation, verification and review of the technical information in this release is Ian Stockton, MAusIMM, MAIG, Exploration Manager for IAMGOLD in Suriname.  He is considered a "Qualified Person" for the purposes of National Instrument 43-101 with respect to the technical information being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Person.

The information in this news release was reviewed and approved by Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the Rosebel mine site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from half a metre to one and a half metres in length depending on the geological observations.

Reverse circulation samples (RC) are passed through a rotary splitter and collected in 1 metre intervals and combined to form 2 metre assay intervals, (except wet samples which are sampled without the splitter) for submission of a 4 - 5 kilogram sample to the assay lab.  The 1 metre samples are maintained for future reference and a reference sample is collected and stored in a chip tray. QA-QC is carried out as per above.

Samples are transported in sealed bags to FILAB in Paramaribo, Suriname, a representative lab of ALS.  FILAB is an ISO 9001 (2008) and ISO/IEC 170250 accredited laboratory. Samples are weighed and coarse crushed to <2.5 mm, and 350-450grams is Pulverized to 85% passing<100 μm.  Samples are analyzed for gold using standard fire assay technique with a 50 gram charge and an Atomic Absorption (AA) finish.  Multi-element analysis (40 elements) using ICPAES multi-acid digest is also undertaken.  IAMGOLD inserts blanks and certified reference standard in the sample sequence for quality control.  Samples representative of the various lithologies are collected from each drill hole and measured for bulk density at the site RGM laboratory.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "should", "continue", "expect", "estimate", "believe", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

Table 1 – Diamond drill hole assays

HOLE-ID	Local UTM grid			End of Hole (m)	Az	Dip	From (m)	To (m)	Interval (m)	Au (g/t)
	Easting	Northing	Elevation
SMDD16-001	31845	64556	704	73	215	-45	0.0	10.5	10.5	2.76
SMDD16-002	32058	64365	733	300	215	-50	3.0	25.5	22.5	2.79
							76.5	90.0	13.5	3.24
							96.0	106.5	10.5	1.23
							177.0	194.7	17.7	2.51
							208.5	226.5	18.0	5.35
							232.5	243.0	10.5	1.06
SMDD16-003	32127	64279	737	153	215	-50	88.5	117.5	29.0	2.35
SMDD16-004	32068	64202	777	179	215	-50	No significant results
SMDD16-005	31991	64425	736	120	214	-51	42.0	52.5	10.5	2.20
SMDD16-006	32114	64262	743	126	215	-45	43.5	50.0	6.5	0.42
SMDD16-007	32058	64182	787	158	215	-45	1.2	9.0	7.8	0.95
SMDD16-008	31852	64607	695	185	215	-50	0.8	21.0	20.3	1.53
							157.5	167.6	10.1	6.50
SMDD16-009	32184	64242	741	197	215	-53	84.0	96.9	12.9	2.59
							157.5	163.0	5.5	1.27
SMDD16-010	32245	64075	798	213	215	-50	93.0	99.0	6.0	0.76
							159.0	168.0	9.0	2.61
SMDD16-011	32002	64297	745	180	215	-50	3.0	11.5	8.5	5.35
							31.5	64.5	33.0	2.22
							76.5	94.5	18.0	5.44
SMDD16-012	31911	64503	723	162	215	-50	0.0	18.0	18.0	0.49
							34.5	112.5	78.0	3.98
SMDD16-013	32578	63584	899	102	215	-50	0.0	21.0	21.0	3.19
							30.0	54.0	24.0	0.85
SMDD16-014	31978	64251	766	132	215	-50	No significant results
SMDD16-015	32579	63651	886	239	215	-50	3.0	9.0	6.0	0.54
							109.5	120.0	10.5	0.63
							136.5	148.5	12.0	2.94
							191.2	204.0	12.8	1.60
SMDD16-016	32739	63380	893	171	212	-52	0.0	7.3	7.3	2.48
							120.0	139.5	19.5	3.12
SMDD16-017	32781	63273	913	221	215	-50	25.5	49.5	24.0	4.78
							57.0	69.0	12.0	2.75
							76.5	84.0	7.5	0.41
							90.0	96.0	6.0	0.76
							103.5	121.5	18.0	1.51
SMDD16-018	32023	64655	688	180	215	-50	No significant results
SMDD16-019	32524	63669	869	181	215	-50	52.5	64.0	11.5	1.69
							115.5	133.5	18.0	6.14
SMDD16-020	31977	64596	704	216	215	-50	193.2	198.5	5.3	3.36
SMDD16-021	32347	63877	853	178	215	-45	18.0	27.0	9.0	1.70
SMDD16-022	32953	63343	883	107	215	-50	23.3	31.5	8.2	1.14
SMDD16-023	32290	63994	821	140	35	-55	64.5	82.5	18.0	1.87
SMDD16-024	32897	63306	893	200	215	-50	No significant results
SMDD16-025	32146	64150	788	302	215	-50	No significant results
SMDD16-026	31951	64550	713	279	215	-50	57.0	66.0	9.0	0.95
							81.0	93.0	12.0	0.85
							183.0	192.0	9.0	2.09
							213.0	221.0	8.0	0.78
SMDD16-027	32980	63251	894	195	215	-50	49.5	61.7	12.2	4.52
							117.0	136.5	19.5	1.00
SMDD16-028	32245	64112	787	235	215	-50	120.0	126.0	6.0	0.66
							198.0	207.0	9.0	1.46
SMDD16-029	32972	63401	865	204	215	-50	No significant results
SMDD16-030	32308	64179	746	128	215	-51	No significant results
SMDD16-031	31962	64408	742	182	215	-50	0.0	12.3	12.3	2.07
							27.0	34.5	7.5	0.90
SMDD16-032	32845	63223	908	257	215	-50	10.5	37.5	27.0	1.74
							132.0	141.0	9.0	2.94
							162.0	168.0	6.0	3.55
SMDD16-033	32177	64181	768	278	215	-47	46.7	55.5	8.8	5.95
							69.5	80.0	10.5	0.74
SMDD16-034	32117	64094	818	370	215	-47	1.5	17.0	15.5	3.16
SMDD16-035	32004	64464	726	278	215	-50	No significant results
SMDD16-036	32960	63210	897	171	215	-50	No significant results
SMDD16-037	32195	64042	818	231	215	-50	78.0	85.5	7.5	3.58
SMDD16-038	32240	64274	722	336	215	-50	18.0	27.0	9.0	3.41
							36.0	43.5	7.5	0.84
							220.5	228.0	7.5	1.99
SMDD16-039	32911	63154	900	321	215	-50	167.3	180.0	12.7	3.63
							246.0	262.5	16.5	0.48
SMDD16-040	32342	63912	847	189	215	-50	132.0	139.5	7.5	2.78
SMDD16-041	31817	64529	707	144	215	-50	0.0	19.5	19.5	1.15
SMDD16-042	32079	64397	731	395	215	-52	0.0	55.5	55.5	1.99
							197.0	210.5	13.5	2.80
							216.5	263.0	46.5	5.22
SMDD16-043	31881	64631	691	267	215	-50	1.5	13.5	12.0	1.27
SMDD16-044	32449	63890	843	131	215	-50	No significant results
SMDD16-045	32734	63238	917	155	215	-50	1.5	18.0	16.5	2.76
SMDD16-046	31890	64469	729	152	215	-50	No significant results
SMDD16-047	32411	63988	804	347	215	-50	130.5	138.0	7.5	8.05
SMDD16-048	32369	63951	824	267	215	-50	No significant results
SMDD16-049	31929	64361	752	173	215	-50	No significant results
SMDD16-050	32308	64032	807	320	215	-50	No significant results
SMDD16-051	32053	64534	711	375	215	-50	295.5	306.0	10.5	1.38
							344.0	357.5	13.5	0.63
SMDD16-052	32732	63241	917	192	215	-50	9.0	19.5	10.5	1.41
SMDD16-053	32338	64062	800	176	215	-50	10.5	111.5	101.0	4.31
SMDD16-054	32399	63806	870	186	215	-50	50.0	61.5	11.5	2.21
							72.0	94.5	22.5	6.08
SMDD16-055	32353	64075	792	322	215	-50	141.3	154.5	13.2	2.82
							173.8	181.3	7.5	3.17
SMDD16-056	32804	63338	903	295	215	-50	0.0	34.5	34.5	0.85
							151.5	175.5	24.0	4.51
SMDD16-057	32129	64469	723	154	215	-50	No significant results
SMDD16-058	32371	63764	884	164	215	-50	No significant results
SMDD16-059	31652	64671	645	215	215	-50	No significant results
SMDD16-060	32149	64326	721	348	35	-51	1.5	24.0	22.5	0.57
							123.0	132.5	9.5	1.34
							138.5	144.5	6.0	0.52
							193.5	199.3	5.8	0.76
SMDD16-061	32349	63546	900	351	215	-50	250.5	256.5	6.0	0.50
SMDD16-062	31697	64716	662	326	215	-50	33.0	40.5	7.5	0.46
SMDD16-063	32622	63438	901	225	215	-50	No significant results
SMDD16-064	31723	64756	656	239	215	-50	112.5	123.5	11.0	7.76
SMDD16-065	32095	64231	760	246	215	-50	No significant results
SMDD16-066	31762	64811	645	239	215	-50	No significant results
SMDD16-067	32552	63496	898	155	215	-50	No significant results

Notes:
1. Drill hole intercepts are calculated using a  0.50 g/t Au assay cut-off and 5m minimum length
2. Assays are reported uncut
3. True widths are unknown at this stage

Table 2 – Reverse circulation (RC) drill hole assays

HOLE-ID	Local UTM grid			End of Hole (m)	Az	Dip	From (m)	To (m)	Interval (m)	Au (g/t)
	Easting	Northing	Elevation
SMRC16-001	32210	64420	715	102	215	-50	26.00	30.00	4.00	1.45
SMRC16-002	32295	64326	710	66	215	-50	No significant results
SMRC16-003	32341	64253	721	130	215	-50	No significant results
SMRC16-004	32058	64025	853	130	215	-50	No significant results
SMRC16-005	31998	64099	828	120	215	-50	No significant results
SMRC16-006	32236	63931	849	120	215	-50	No significant results
SMRC16-007	32469	63563	869	120	215	-50	No significant results
SMRC16-008	32553	63494	898	148	215	-50	100.00	128.00	28.00	9.60
SMRC16-009	32568	63369	916	120	215	-50	No significant results
SMRC16-010	32638	63292	917	32	215	-50	No significant results
SMRC16-011	32650	63288	916	120	215	-50	No significant results
SMRC16-012	33056	63364	869	150	215	-50	No significant results
SMRC16-013	33010	63438	858	102	215	-50	No significant results
SMRC16-014	32875	63455	869	130	215	-50	-	10.00	10.00	2.65
							108.00	112.00	4.00	5.05
SMRC16-015	32917	63511	856	120	215	-50	No significant results
SMRC16-016	32813	63546	861	120	215	-50	18.00	28.00	10.00	2.67
SMRC16-017	32849	63582	853	108	215	-50	No significant results
SMRC16-018	32733	63589	877	150	215	-50	-	8.00	8.00	1.21
SMRC16-019	32663	63672	877	120	215	-50	No significant results
SMRC16-020	32774	63637	864	150	215	-50	42.00	50.00	8.00	2.26
							84.00	92.00	8.00	1.63
SMRC16-021	32703	63726	862	120	215	-50	No significant results
SMRC16-022	32591	63729	863	132	215	-50	No significant results
SMRC16-023	32642	63779	850	130	215	-50	No significant results
SMRC16-024	32532	63827	862	120	215	-49	No significant results
SMRC16-025	32579	63890	847	120	215	-50	No significant results
SMRC16-026	32479	63929	830	120	215	-50	No significant results
SMRC16-027	32523	63968	825	120	215	-50	No significant results
SMRC16-028	32472	64081	783	130	215	-50	No significant results
SMRC16-029	32456	64028	800	132	215	-50	30.00	34.00	4.00	2.69
SMRC16-030	32439	64192	747	130	215	-50	No significant results
SMRC16-031	32387	64148	756	130	215	-50	No significant results
SMRC16-032	31976	65125	566	120	215	-50	No significant results
SMRC16-033	31961	65069	568	120	215	-50	No significant results
SMRC16-034	31888	64998	595	130	215	-50	2.00	6.00	4.00	0.61
SMRC16-035	31852	64929	619	130	215	-50	No significant results
SMRC16-036	32056	64702	674	150	215	-50	-	8.00	8.00	0.95
SMRC16-037	31908	64671	673	114	215	-50	108.00	112.00	4.00	1.02

Notes:
1. Drill hole intercepts are calculated using a  0.50 g/t Au assay cut-off and 4m minimum length
2. Assays are reported uncut
3. True widths are unknown at this stage

SOURCE IAMGOLD Corporation

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For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952 Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738 Mobile: (647) 967-9942, Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:15e 13-FEB-17